SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 8-K

                                 CURRENT REPORT


                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934



Date of Report (Date of earliest event reported)      N/A
                                                 ----------------

                             The AES Corporation
               --------------------------------------------------
               (Exact Name of Registrant as specified in charter)



      Delaware                      0-19281                54-1163725
-------------------------         ------------         -------------------
(State or other jurisdic-         (Commission            (IRS Employer
 tion of incorporation)           File Number)         Identification No.)


1001 North 19th Street, Arlington, Virginia             22209
-------------------------------------------           ----------
(Address of principal executive offices)              (Zip Code)


Registrant's telephone number, including area code   703-522-1315
                                                   ----------------

                        N/A
--------------------------------------------------------------
(Former name or former address, if changed since last report.)

ITEM 5.   OTHER EVENTS

      This Current Report on Form 8-K includes the Discussion and Analysis of Financial Condition and Results of Operations and the 1996 consolidated financial statements filed under Item 7.



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                      DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The AES Corporation and its subsidiaries and affiliates are primarily in the business of selling electricity to customers in the U.S., England, Northern Ireland, Argentina, China, Brazil, Hungary and Kazakstan. Electricity sales accounted for 97% of total revenues during 1996 and 1995. Other sales arise from the sale of steam and other commodities related to the Company's cogeneration operations. Service revenues represent fees earned in connection with energy consulting, wholesale power services and services provided to affiliates.

The electricity sold is generated (or manufactured) by power plants owned or leased by subsidiaries and affiliates. AES now operates and owns (entirely or in part) a diverse portfolio of electric power plants with a total capacity of 9,627 megawatts. Of that total, 60% are fueled by coal or petroleum coke, 8% are fueled by natural gas, 10% are hydroelectric facilities, 1% are fueled by oil and the remaining 21% are capable of using multiple fossil fuels. Of the total megawatts, 1,069 (six plants) are located in the U.S., 1,420 (three plants) are in the UK, 840 (five plants) are in Argentina, 229 (four plants) are in China, 1,281 (three plants) are in Hungary, 788 (four hydro-electric complexes) are in Brazil and 4,000 (one plant) is in Kazakstan. AES has grown its portfolio of generating assets by greenfield development and by acquisitions of existing plants, primarily through competitively bid privatization initiatives outside the U.S.

AES is currently in the process of adding 1,672 megawatts to its operating portfolio by constructing two oil-fired power plants in Pakistan totaling 674 megawatts, a 180 megawatt coal-fired plant in the U.S., one oil-fired, one natural gas-fired and three coal-fired plants in China (one of which is an extension of an existing plant) totaling 588 megawatts and a 230 megawatt natural gas-fired plant in Wales. In total, AES's net equity ownership in plants in operation and under construction is 7,475 megawatts.

Because of the significant magnitude and complexity of building electric generating plants, construction periods often range from two to four years, depending on the technology and location. AES currently expects that projects now under construction will reach commercial operation and begin to sell electricity at various dates through 1999. The completion of each plant in a timely manner is generally supported by a guarantee from the plant's construction contractor; however, it remains possible, due to changes in the economic, political, technological, regulatory or logistical circumstances surrounding individual plants and their locations, that commercial operations may be delayed.

AES believes that there is significant demand for both new and more efficiently operated electric generating capacity in many regions around the world. In an effort to further grow and diversify the Company's portfolio of electric generating plants, AES is pursuing, through its integrated divisions, additional greenfield developments and acquisitions in many countries. Several of these acquisitions, if consummated, would require the Company to obtain substantial additional financing, in the form of both debt and equity financing, in the short term.

Certain subsidiaries and affiliates (domestic and non-U.S.) have signed long-term contracts for the sale of electricity and are in various stages of developing the related greenfield projects. Because these potential projects have yet to begin construction or procure committed long-term financing ("financial closing"), there exist substantial risks to their successful completion, including, but not limited to, those relating to failures of siting, financing, construction, permitting, governmental approvals or termination of the power sales contract as a result of a failure to meet milestones. As of December 31, 1996, capitalized costs for projects under development were approximately $53 million. The Company believes that these costs are recoverable; however, no assurance can be given that changes in circumstances related to individual development projects will not occur or that any of these projects will be completed and reach commercial operation.

AES has been successful in acquiring a portion of its portfolio by participating in competitive bidding under government sponsored privatization initiatives and has been particularly interested in acquiring existing assets in electricity markets that are promoting competition. In such privatizations, sellers generally seek to complete competitive solicitations in less than one year, much quicker than greenfield development, and require payment in

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

full on transfer. AES believes that its experience in competitive markets and its integrated divisional structure, with geographically dispersed locations, enable it to react quickly and creatively in such situations.

Because of this relatively quick process or other considerations, it may not always be possible to arrange "project financing" (the Company's historically preferred financing method, which is discussed further under "Cash Flows, Financial Resources and Liquidity") for specific potential acquisitions. As a result, during 1996, the Company enhanced its financial capabilities to respond to these more accelerated opportunities by expanding the Revolver to $425 million. AES also filed a $750 million "universal shelf" registration statement that provides for the issuance of various additional debt and preferred or common equity securities either individually or in combination. AES also may consider an exchange of project ownership interests to fund future acquisition opportunities.

RESULTS OF OPERATIONS

Revenues

Total revenues increased $156 million (23%) to $835 million from 1995 to 1996 after increasing $146 million (27%) to $679 million from 1994 to 1995. The increase in 1996 primarily reflects the acquisition of controlling interests in AES Tiszai and AES Ekibastuz. The increase from 1994 to 1995 primarily reflects the additional revenues arising from the acquisition of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater (resulting from the acquisition of its outstanding debt), and improved capacity factors at AES Thames and AES Barbers Point. These increases were offset, in part, by decreased energy revenues at AES Placerita.

The nature of most of the Company's operations is such that each power plant generally relies on one power sales contract with a single electric utility customer or a regional or national transmission and distribution customer for the majority, if not all, of its revenues. During 1996, the Company's five largest customers accounted for 73% of total revenues. The prolonged failure of any one customer to fulfill its contractual payment obligations in the future could have a substantial negative impact on AES's results of operations. Where possible, the Company has sought to reduce this risk, in part, by entering into power sales contracts with customers that have their debt or preferred stock rated "investment grade" by nationally recognized rating agencies and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

However, AES does not limit its business solely to the most developed countries or economies, or only to those countries with investment grade sovereign credit ratings. In certain locations, particularly developing countries or countries that are in a transition from centrally planned to market oriented economies, the electricity purchasers may experience difficulty in meeting contractual payment obligations.

In August 1996, AES, together with its partner, acquired a 4,000 megawatt mine-mouth, coal-fired power facility in Kazakstan. The facility sells electricity to the government-owned distribution company under a 35 year power sales contract. Due to economic difficulties over the ten years prior to the Company's purchase, the facility has experienced a reduction in performance and has operated at a capacity factor of approximately 20%. AES has agreed to increase the availability to 63% over a five year period (contingent on the purchaser's performance of its obligations under the power sales contract). Through December 31, 1996, approximately $35 million (excluding VAT) was billed under the power sales contract for electricity, of which the purchaser paid approximately $5 million. The Company has recorded a provision of $20 million to reduce the carrying value of the contract receivable as of December 31, 1996 to $10 million. As of December 31, 1996, the net assets of this project were $24 million, a portion of which was represented by the contract receivable referred to above. There can be no assurance as to the ultimate collectibility of amounts owed to AES as of December 31, 1996 or additional amounts related to future deliveries of electricity under the power sales contract or the recoverability of the Company's investment or additional amounts the Company may invest in the project. Other substantial risks associated with this plant exist, including those relating to operations and maintenance, construction, refurbishment, political risk, repatriation of earnings and currency convertibility.

A portion of the electricity sales from certain plants is not subject to a contract and is available for sale, when economically advantageous, in the relevant spot electricity market. The prices paid for electricity in the spot

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markets may be  volatile  and are  dependent  on the  behavior  of the  relevant economies, including the demand for and retail price of electricity and the competitive price and availability of power from other suppliers.

Costs of Sales and Services

Total costs of sales and services increased $108 million (27%) to $502 million in 1996 after increasing $129 million (49%) to $394 million from 1994 to 1995. The increase in 1996 was caused primarily by the costs of electricity sales associated with the acquisition of controlling interests in AES Tiszai and AES Ekibastuz. The increase from 1994 to 1995 was caused primarily by the additional operating costs arising from the acquisitions of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater and increased fuel costs arising from a higher capacity factor at AES Barbers Point, offset in part by decreased fuel and operating costs at AES Placerita.

Gross Margin

Gross margin (revenues less costs of sales and services) increased (prior to consideration of the $20 million provision to reduce contract receivable) $48 million (17%) to $333 million from 1995 to 1996 after increasing $17 million (6%) to $285 million from 1994 to 1995. The improvement in 1996 primarily reflects the additional gross margins contributed by the operations of AES Tiszai and AES Ekibastuz, improved operations of AES San Nicolas and AES Thames and higher electricity prices under the AES Deepwater sales contract due to higher natural gas prices. The improvement in 1995 reflects the acquisitions of a controlling interest in AES San Nicolas, the consolidation of AES Deepwater and improved operations at AES Placerita and AES Thames, offset in part by lower service revenues from affiliates. Gross margin as a percentage of total revenues (net of the provision to reduce contract receivable) decreased from 42% in 1995 to 37% in 1996, primarily due to lower gross margin percentages at AES Tiszai and AES Ekibastuz, offset in part by an improved gross margin percentage at AES Deepwater. Gross margin as a percentage of total revenues decreased from 50% in 1994 to 42% in 1995, primarily due to a lower gross margin percentage at AES San Nicolas.

Because the Company's operations are located in different geographical areas, seasonal variations have not historically had a significant effect on quarterly financial results. However, unusual weather conditions and the specific needs of each plant to perform routine or unanticipated facility maintenance, which would require an outage, could have an effect on quarterly financial results. In addition, some power sales contracts permit the utility customer to significantly dispatch the related plant (i.e., direct the plant to deliver a reduced amount of electrical output) within certain specified parameters. Such dispatching, however, does not have a material impact on the results of operations of the related subsidiary because, even when dispatched, the plant's capacity payments generally are not reduced.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased less than $3 million (9%) to $35 million from 1995 to 1996 after increasing less than $1 million (3%) to $32 million from 1994 to 1995. The 1996 increase is attributable to increases in administrative costs and expenses associated with the development of new business opportunities. The 1995 increase is attributable to an increase in administrative costs. As a percentage of total revenues, selling, general and administrative expenses decreased to 4% in 1996, down from 5% in 1995 and 6% in 1994. The Company's general and administrative costs do not necessarily vary with changes in revenues.

Operating Income

Operating income improved $25 million (10%) to $278 million from 1995 to 1996 after increasing $17 million (7%) to $253 million from 1994 to 1995. The increases result from the factors discussed in the preceding paragraphs, offset in part for 1996 by the provision of $20 million to reduce the contract receivable at AES Ekibastuz.

Other Income and Expense

Other income and expense, on a net basis, decreased $1 million (1%) to $85 million from 1995 to 1996 after decreasing $5 million (5%) to $86 million from 1994 to 1995. Interest expense increased 13% in 1996 and

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increased  2% in  1995.  The  increase  in  1996  reflects  additional  interest associated with increased borrowings under the Revolver, the issuance in June 1996 of $250 million of the Company's 10 1/4% senior subordinated notes due 2006 (the "10 1/4 Notes") and project financing debt associated with the acquisition of the Company's equity investment in Light and additional project financing debt associated with the acquisition of AES Tiszai, offset, in part, by declining balances related to other project financing debt. The increase in 1995 reflects the additional interest expense associated with the acquisition of a controlling interest in AES San Nicolas offset almost entirely by declining balances of other project financing debt. AES capitalizes interest incurred during the development and construction of its facilities. Interest capitalized totaled approximately $27 million in 1996, $8 million in 1995 and $2 million in 1994.

Interest income decreased 11% in 1996 and increased 23% in 1995. The 1996 decrease results primarily from lower invested funds at AES Chigen, offset in part by interest income earned on notes receivable at AES Tiszai. The 1995 increase reflects higher cash and debt service reserve account balances at operating plants, higher interest rates and a full year of interest on AES Chigen's invested cash balances, offset in part by investments in new projects at AES Chigen and a decrease in the balance of corporate unrestricted cash and cash equivalents.

Equity in earnings of affiliates (after income taxes) increased 150% in 1996 and 17% in 1995. The increase in 1996 results almost entirely from the Company's acquisition of an 11.35% interest in Light in June 1996, offset slightly by a decrease in equity in earnings from NIGEN due to a planned outage. The increase in 1995 results most significantly from the start of operations at Medway in late 1995.

Income Taxes

The Company's effective tax rate increased to 40% in 1996 and to 38% in 1995 from 34% in 1994. The increase in 1996 is due primarily to foreign withholding and income taxes. The increase in 1995 is due to the elimination of the U.S. federal valuation allowance resulting from the purchase in 1995 of the previously outstanding debt of AES Deepwater.

Extraordinary Items

During 1994, the Company purchased and retired the subordinated project financing debt and accrued interest at AES Placerita, resulting in an extraordinary gain of $4 million, net of taxes. Also, in 1994, the Company's affiliate, NIGEN, refinanced its outstanding project financing loan through a public debenture offering. The extinguishment of such debt resulted in an extraordinary loss of $7 million, of which the Company's share was $2 million, net of taxes.

OUTLOOK

All over the world, electricity markets are being restructured and there is a trend away from government-owned and government-regulated electricity systems toward deregulated, competitive market structures. Many countries have rewritten their laws and regulations to allow foreign investment and private ownership of electricity generation, transmission or distribution systems. Some countries (for example, the UK, Brazil and some of those of the former Soviet Union, among others) have or are in the process of "privatizing" their electricity systems by selling all or part of such to private investors. This global trend of electricity market restructuring has created significant new business opportunities for companies like AES.

Although recent activity in the U.S. electricity market has provided some opportunities for independent and competitive power companies, most of the country's generating capacity along with substantially all of the transmission and distribution services continue to be regulated under a state and federal regulatory framework. In the U.S., some states (for example, California,
Illinois, Massachusetts, Michigan and Pennsylvania) have passed or are considering new legislation that would permit utility customers to choose their electricity supplier in a competitive electricity market (so-called "retail access" or "customer choice" laws). While each state's plan differs in details, there are certain consistent elements, including allowing customers to choose their electricity suppliers by a certain date (the dates in the existing or proposed legislation vary between 1998 and 2003), allowing utilities to recover "stranded assets" (the remaining costs of uneconomic generating or regulatory assets) and a reaffirmation of the validity of contracts like the Company's U.S. contracts.

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In addition  to the  potential  for state  restructuring  legislation,  the U.S.
Congress has proposed new federal legislation to encourage customer choice and recovery of stranded assets. Federal legislation might be needed to avoid the "patchwork quilt" effect of each state acting separately to pass restructuring legislation. While it is uncertain whether or when federal legislation dealing with electricity restructuring might be passed, it is the opinion of the Company that such legislation would likely have a neutral or positive effect on the Company's U.S. business.

There is also legislation currently before the U.S. Congress to repeal part or all of the current provisions of the Public Utility Regulatory Policies Act of 1978 ("PURPA") and of the Public Utility Holding Company Act of 1935 ("PUHCA"). The Company believes that if such legislation is adopted, competition in the U.S. for new capacity from vertically integrated utilities would presumably increase. However, independents like AES would also be free to acquire retail utilities.

As consumers, regulators and suppliers continue the debate about how to further decrease the regulatory aspects of providing electricity services, the Company believes in and is encouraging the continued orderly transition to a more competitive electricity market. Inherent in any significant transition to competitive markets are risks associated with the competitiveness of existing regulated enterprises, and as a result, their ability to perform under long-term contracts such as the Company's electricity sale contracts. Although AES strongly believes in the integrity of its contracts, there can be no assurance that each of its customers, in a restructured and competitive environment, will be capable in all circumstances of fulfilling their financial and legal obligations.

It is also possible that as more of the world's markets for electricity move toward competition, an increasing proportion of the Company's revenues may be dependent on prices determined in spot markets. In order to capture a portion of the market share in competitive generation markets, AES is considering and may elect to invest in and construct low-cost plants in those markets. Such an investment, which would not necessarily be supported by a long-term electricity sales contract for all or any of the plant's expected output, may require the Company (as well as its competitors) to make larger equity contributions (as a percentage of the total capital cost) than the more "traditional" contract-based investments.

AES's involvement in the development of new projects and the acquisition of existing plants in locations outside the U.S. is increasing and most of AES's current development and acquisition activities are for projects and plants outside the U.S. The financing, development and operation of such projects and plants may entail significant political and financial uncertainties and other structuring issues (including, without limitation, uncertainties associated with the legal environments, with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency convertibility, political instability, civil unrest and expropriation). These issues have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or plant being operated, which AES may not be capable of or choose to fully insure or hedge against.

FINANCIAL POSITION

At December 31, 1996, AES had working capital of $120 million as compared to $218 million at the end of 1995. The decrease is primarily attributable to decreased balances of cash and short-term investments, increases in accounts payable and accrued liabilities and increases in the current portion of borrowings under the Revolver and project financing debt, offset in part by increases in inventory, accounts receivable and deferred income taxes.

Property, plant and equipment, net of accumulated depreciation, was $2.22 billion at December 31, 1996, up from $1.55 billion at the end of 1995. The net increase of $670 million (43%) is primarily attributable to the acquisition during 1996 of AES San Juan, AES Tiszai and AES Ekibastuz, the continuation of construction activities at AES Lal Pir, AES Pak Gen and AES Warrior Run and the commencement of construction activities at Jiaozou and AES Barry.

Other assets increased $555 million (161%) to $900 million primarily due to the Company's purchase of and undistributed earnings from an 11.35% interest in Light, payments to debt service reserves, payments for deferred financing costs associated with a higher level of debt financing, reimbursable payments for contracts related to a project in development and intangible assets acquired through the purchase of AES San Juan.

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Project  financing debt, net of repayments,  increased as a result of additional borrowings associated with the Company's purchase of an 11.35% interest in Light and additional construction borrowings associated with AES Lal Pir, AES Pak Gen and AES Warrior Run. A significant portion of the AES Lal Pir and AES Pak Gen loans, associated with equipment purchases, will be borrowed and repaid (as scheduled in the future) in Japanese yen. The anticipated electricity prices under the related power sales contracts (to be received beginning with commercial operation of those plants) also include a yen component designed to correlate with the yen-based financing.

Other notes payable (non-current) increased $325 million (260%) to $450 million as a result of the issuance of the $250 million of the 10 1/4% Notes and increased borrowings under the Revolver of $125 million that are due in excess of one year, offset in part by the conversion of $50 million of the Company's 6 1/2% convertible subordinated debentures.

CASH FLOWS, FINANCIAL RESOURCES AND LIQUIDITY

Cash from Operations

Cash flows provided by operating activities totaled $182 million during 1996 as compared to $197 million during 1995 and $164 million in 1994. The decrease in 1996 was primarily due to a larger proportion of net income being derived from undistributed earnings from affiliates, larger cash payments for income taxes and increased deferred financing costs associated with a higher level of debt financing activity in 1996. These factors offset a significant increase in net income before depreciation as compared with 1995. The increase in 1995 was primarily due to increased pre-tax income. Unrestricted net cash flow (as defined in the Indenture for the 10 1/4% Notes, which is after cash paid for general and administrative costs, taxes and project development expenses but before investments and debt service) amounted to approximately $133 million for the year ended December 31, 1996 as compared to $110 million for the year ended December 31, 1995.

Cash from Investing Activities

Net cash used in investing activities totaled $1.135 billion during 1996 as compared to $343 million during 1995 and $120 million in 1994. The 1996 amount primarily reflects the acquisitions of AES San Juan, AES Tiszai and AES Ekibastuz; the Light investment; construction progress at AES Lal Pir, AES Pak Gen, AES Warrior Run and AES Barry; AES Chigen's investments in various projects; reimbursable payments for contracts related to a project in development; and the funding of debt service reserves for the project financing of the Light investment. The 1995 amount primarily reflects the Company's investments in the outstanding debt of AES Deepwater; additional ownership in AES San Nicolas; the acquisition of AES Rio Juramento; construction efforts at AES Lal Pir, AES Pak Gen and AES Warrior Run; and AES Chigen's investments in the Wuxi and Yangchun Fuyang projects. The 1994 amount primarily reflects the investment of cash in short-term investments, capital additions and investments in projects in development.

Cash from Financing Activities

Net cash provided by financing activities aggregated $899 million during 1996 as compared to $130 million during 1995 and $80 million in 1994. The significant cash financing inflows in 1996 were caused by construction loan draws for AES Lal Pir, AES Pak Gen and AES Warrior Run; project acquisition financing of the Light investment; issuance of $250 million of the 10 1/4% Notes; initial project financing at AES San Nicolas; and net borrowings under the Company's revolving line of credit. Significant cash financing outflows were due to scheduled debt amortization of the project financings. During 1995 the Company drew on its project financing loan commitments associated with the construction of AES Lal Pir and AES Warrior Run and borrowed under the Revolver. Repayments of project financing loans during the year were made in accordance with contracted debt service requirements. During 1994, AES Chigen completed an initial public offering of 10.2 million shares of Class A common stock. The Company also made scheduled principal payments on project financing debt in 1994.

Financial Resources and Liquidity

AES has primarily utilized project financing loans to fund the capital expenditures associated with constructing and acquiring its electric power plants and related assets. Project financing borrowings have been substantially non-
recourse to other subsidiaries and affiliates and to The AES Corporation as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. The Company intends to continue to seek, where possible, such non-recourse project financing in connection with the assets which the Company or its affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual projects, the Company's traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, the Company, in such locations, has and will continue to seek direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, AES may determine that sufficient financing will ultimately not be available to fund the related project, and may cease development of such project.

In addition to the project financing loans, if available, AES provides a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from issuances of senior subordinated notes, convertible debentures and common stock of the Company. In August 1996, substantially all $50 million of the Company's 6 1/2% convertible subordinated debentures due in 2002 were converted into approximately 1.9 million shares of AES Common Stock. The Company also expects to issue approximately 2.5 million shares of AES Common Stock to purchase all of the remaining outstanding Class A shares of AES Chigen at an exchange rate of
0.29 shares of AES Common Stock for each share of AES Chigen Class A common stock in April 1997, subject to approval by the holders of the Class A common stock.

Interim needs for shorter-term and working capital financing at the parent company have been met with borrowings under the Revolver. Over the past several years, the Company has continued to increase the amount of available financing under the Revolver. In the second quarter of 1996, AES increased the size of the Revolver to $425 million. Under the terms of the Revolver, AES will be required to reduce its direct borrowings to $125 million for 30 consecutive days during each twelve month period. The terms of the Revolver also include financial covenants related to net worth, cash flow and investments, and restrictions related to the incurrence of additional debt and certain other obligations and limitations on cash dividends. At December 31, 1996, cash borrowings and letters of credit outstanding under the Revolver amounted to $213 million and $123 million, compared with $50 million and $56 million in 1995. The Company may also attempt to meet its short-term and interim funding needs with commitments from banks and other financial institutions at the parent or subsidiary level on an as needed basis.

The ability of AES's subsidiaries and affiliates to declare and to pay dividends to AES is restricted under the terms of existing project financing debt agreements. See Note 5 to the consolidated financial statements for additional information. In connection with its project financings and project-related contracts, AES has expressly undertaken certain limited obligations and contingent liabilities, most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and contingent liabilities, excluding those collateralized using letter of credit obligations under the Revolver, were limited by their terms as of December 31, 1996 to an aggregate of approximately $176 million. The Company is obligated under other contingent liabilities which are limited to amounts, or percentages of amounts, received by AES as distributions from its project subsidiaries. These contingent liabilities aggregated $33 million as of December 31, 1996. In addition, AES has expressly undertaken certain other contingent obligations which the Company does not expect to have a material adverse effect on its results of operations or financial position, but which by their terms are not capped at a dollar amount. Because each of the Company's plants and projects is a distinct entity, the plants and projects are geographically diverse and the obligations related to a single plant or project are based on contingencies of varying types, the Company believes it is unlikely that it will be called upon to perform under several of such obligations at any one time. AES's obligations and contingent liabilities described above in certain cases take the form of, or are supported by, letters of credit.

At December 31, 1996, the Company had future commitments to fund investments in its projects under construction and in development of $106 million. Of this amount, letters of credit in the amount of $76 million have been issued to support these obligations. In February 1997, the Company agreed to acquire the international assets of Destec at a total price to AES of $407 million (including approximately $42 million of net monetized assets), which price is subject to adjustment to reflect net cash flow between the international assets and the rest of Destec from January 1, 1997 to the closing date. The Company has not yet purchased such assets, but at the time of any such purchase, expects to assume certain obligations which require the funding of equity investments in some of these projects in the amount of approximately $82 million over the ensuing two years. These future capital commitments are expected to be funded by internally-generated cash flows and by external financings as may be necessary.

Inflation, Interest Rates, Exchange Rates, Changing Energy Prices and Environmental Performance

The Company attempts, whenever possible, to hedge certain aspects of its projects against the effects of fluctuations in inflation, interest rates, exchange rates and energy prices. AES has generally structured the energy payments in its power sales contracts to adjust with similar price indices as its contracts with the fuel suppliers for the corresponding plants. In some cases a portion of revenues is associated with operations and maintenance costs, and as such is indexed to adjust with inflation. AES has also used a hedging strategy to insulate each plant's financial performance, where appropriate, against the risk of fluctuations in interest rates. Depending on whether capacity payments are fixed or vary with inflation, the Company generally hedges against interest rate fluctuations by arranging fixed-rate or variable rate financing, respectively. In certain cases, the Company executes interest rate swap and interest rate cap agreements to effectively fix or limit the interest rate on the underlying variable rate financing. Such swaps effectively increased the total weighted average borrowing rate on the portion of the Company's hedged debt by 4.1 percentage points, 3.5 percentage points and 4.5 percentage points for the years ended December 31, 1994, 1995 and 1996, respectively. Swap payments in excess of variable interest paid for those same periods were $44 million, $24 million and $29 million, respectively. The following table presents (in millions) the aggregate notional principal amount of interest rate swaps categorized by annual maturity at December 31, 1996 and the weighted average interest rates paid and received (based on market conditions at December 31, 1996):

PAY FIXED RATE SWAPS

                                                       ----------------------------------------------
                                                                                  WEIGHTED AVERAGE
                                                       AGGREGATE NOTIONAL           INTEREST RATE
                  ANNUAL MATURITY                       PRINCIPAL AMOUNT         PAID       RECEIVED
----------------------------------------------------   -------------------      ------      ---------
1997................................................          $ 137             12.48%          5.46%
1998................................................          $  15              9.90%          5.43%
1999................................................          $ 167             10.40%          5.45%
2000................................................          $  17              9.90%          5.43%
2001 through 2007...................................          $ 214              9.90%          5.43%

In addition, certain subsidiaries of the Company have interest rate cap agreements with terms ranging from three to six years in an aggregate notional amount of $280 million.

The hedging mechanisms described above are implemented through contractual provisions with fuel suppliers and international financial institutions. As a result, their effectiveness is dependent, in part, on each counterparty's ability to perform in accordance with the provisions of the relevant contract. The Company has sought to reduce this risk by entering into contracts with creditworthy organizations, where possible, and where not possible, as in the case of certain local fuel suppliers, to execute standby or option agreements with a creditworthy organization.

Because of the complexity of hedging strategies and the diverse nature of AES's operations, the financial performance of its portfolio, although significantly hedged, will likely be somewhat affected by fluctuations in inflation, interest rates and energy prices. For example, AES's current portfolio of operating plants generally performs better with higher oil and natural gas prices and with lower interest rates. Performance is also sensitive to the difference between inflation and interest rates, and generally performs better when increases in inflation are higher than increases in interest rates.

Through its equity investments in foreign affiliates and subsidiaries, AES operates in jurisdictions dealing in currencies other than the Company's consolidated functional currency, the U.S. dollar. Such investments and advances were made to fund equity requirements and to provide collateral for contingent obligations. Due primarily to the long-term nature of the investments and advances, the Company accounts for any adjustments resulting from translation as a charge or credit directly to a separate component of stockholders' equity until such time as the Company realizes such charge or credit. At that time any differences would be recognized in the statement of operations as gains or losses.

In addition, certain of the Company's foreign subsidiaries have entered into obligations in currencies other than their own functional currencies or the U.S. dollar. These subsidiaries have attempted to limit potential foreign exchange exposure by entering into revenue contracts which adjust to changes in the foreign exchange rates. Certain foreign affiliates and subsidiaries operate in countries where the local inflation rates are greater than U.S. inflation rates. In such cases the foreign currency tends to devalue relative to the U.S. dollar over time. The Company's subsidiaries and affiliates have entered into revenue contracts which attempt to adjust for these differences; however, there can be no assurance that such adjustments will compensate for the full effect of currency devaluation, if any.

The Company had approximately $33 million in cumulative translation adjustment losses at December 31, 1996.

Because of the nature of AES's operations and previous operations by others at certain of its current and future facilities, its activities are subject to stringent environmental regulation by relevant authorities at each plant location and the risk of claims under environmental laws. If environmental laws or regulations were to change in the future, there can be no assurance that AES would be able to recover all or any increased costs from its customers or that its business and financial condition would not be materially and adversely affected. In addition, the Company will be required to make significant capital or other expenditures in connection with environmental matters. Although the Company is not aware of non-compliance with environmental laws which would have a material adverse effect on the Company's business or financial condition, at times the Company has been in non-compliance, although no such instance has resulted in revocation of any permit or license.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

      (a) Financial Statements:

      The Company's consolidated balance sheets as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1996.

      (b) Exhibits:

      11  Statement of Computation of Earnings per Share

      12  Calculations of Ratio of Earnings to Fixed Charges

      23  Consent of Deloitte & Touche LLP

      27  Financial Data Schedule

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders Of The AES Corporation:

We have audited the accompanying consolidated balance sheets of The AES Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The AES Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Washington, DC
January 30, 1997, except for Note 13,
as to which the date is February 18, 1997

                          CONSOLIDATED BALANCE SHEETS

                                                                                         ---------------
                                                                                           DECEMBER 31
In millions, except par values                                                            1996      1995
                                                                                         ------    ------
ASSETS
Current Assets:
  Cash and cash equivalents...........................................................   $  185    $  239
  Short-term investments..............................................................       20        58
  Accounts receivable, net............................................................       95        54
  Inventory...........................................................................       81        36
  Receivable from affiliates..........................................................        9        11
  Deferred income taxes...............................................................       65        21
  Prepaid expenses and other current assets...........................................       47        27
                                                                                         ------    ------
Total current assets..................................................................      502       446
Property, Plant and Equipment:
  Land................................................................................       30         9
  Electric and steam generating facilities............................................    1,884     1,594
  Furniture and office equipment......................................................       14        11
  Accumulated depreciation and amortization...........................................     (282)     (222)
  Construction in progress............................................................      574       158
                                                                                         ------    ------
Property, plant and equipment, net....................................................    2,220     1,550
Other Assets:
  Deferred costs, net.................................................................       47        32
  Project development costs...........................................................       53        41
  Investments in and advances to affiliates...........................................      491        48
  Debt service reserves and other deposits............................................      175       168
  Goodwill & other intangible assets, net.............................................       52        37
  Other assets........................................................................       82        19
                                                                                         ------    ------
Total other assets....................................................................      900       345
                                                                                         ------    ------
Total.................................................................................   $3,622    $2,341
                                                                                         ======    ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable....................................................................   $   64    $   33
  Accrued interest....................................................................       25        12
  Accrued and other liabilities.......................................................       95        49
  Other notes payable -- current portion..............................................       88        50
  Project financing debt -- current portion...........................................      110        84
                                                                                         ------    ------
Total current liabilities.............................................................      382       228
Long-Term Liabilities:
  Project financing debt..............................................................    1,558     1,098
  Other notes payable.................................................................      450       125
  Deferred income taxes...............................................................      243       170
  Other long-term liabilities.........................................................       55        13
                                                                                         ------    ------
Total long-term liabilities...........................................................    2,306     1,406
Minority Interest.....................................................................      213       158
Commitments and Contingencies.........................................................       --        --
Stockholders' Equity:
  Preferred stock (no par value; 1 million shares authorized; none issued)............       --        --
  Common stock ($.01 par value; 100 million shares authorized; shares issued and
    outstanding: 1996 -- 77.4 million; 1995 -- 74.8 million)..........................        1         1
  Additional paid-in capital..........................................................      360       293
  Retained earnings...................................................................      396       271
  Cumulative foreign currency translation adjustment..................................      (33)      (10)
Less treasury stock at cost (1996 -- .1 million shares; 1995 -- .3 million shares)....       (3)       (6)
                                                                                         ------    ------
Total stockholders' equity............................................................      721       549
                                                                                         ------    ------
Total.................................................................................   $3,622    $2,341
                                                                                         ======    ======

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          ----------------------
                                                                            FOR THE YEARS ENDED
                                                                                DECEMBER 31
In millions, except per share amounts                                     1996     1995     1994
                                                                          -----    -----    -----
REVENUES:
  Sales................................................................   $ 824    $ 672    $ 514
  Services.............................................................      11        7       19
                                                                          -----    -----    -----
Total revenues.........................................................     835      679      533

OPERATING COSTS AND EXPENSES:
  Cost of sales........................................................     495      388      252
  Cost of services.....................................................       7        6       13
  Selling, general and administrative expenses.........................      35       32       32
  Provision to reduce contract receivable..............................      20       --       --
                                                                          -----    -----    -----
Total operating costs and expenses.....................................     557      426      297
                                                                          -----    -----    -----
OPERATING INCOME.......................................................     278      253      236
OTHER INCOME AND (EXPENSE):
  Interest expense.....................................................    (144)    (127)    (125)
  Interest income......................................................      24       27       22
  Equity in earnings of affiliates (net of income tax).................      35       14       12
                                                                          -----    -----    -----
INCOME BEFORE INCOME TAXES, MINORITY INTEREST, AND EXTRAORDINARY
  ITEM.................................................................     193      167      145
INCOME TAXES...........................................................      60       57       44
MINORITY INTEREST......................................................       8        3        3
                                                                          -----    -----    -----
INCOME BEFORE EXTRAORDINARY ITEM.......................................     125      107       98
Extraordinary item -- net gain on extinguishment of debt (less
  applicable income taxes of $1).......................................      --       --        2
                                                                          -----    -----    -----
NET INCOME.............................................................   $ 125    $ 107    $ 100
                                                                          =====    =====    =====
NET INCOME PER SHARE:
  Before extraordinary gain............................................   $1.62    $1.41    $1.30
  Extraordinary gain...................................................      --       --     0.02
                                                                          -----    -----    -----
NET INCOME PER SHARE...................................................   $1.62    $1.41    $1.32
                                                                          =====    =====    =====

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        ------------------------
                                                                           FOR THE YEARS ENDED
                                                                               DECEMBER 31
In millions                                                               1996      1995     1994
                                                                        -------    -----    -----
OPERATING ACTIVITIES:
Net income...........................................................   $   125    $ 107    $ 100
Adjustments to net income:
  Depreciation and amortization......................................        65       55       43
  Provision for deferred taxes.......................................        26       48       39
  Undistributed earnings of affiliates...............................       (20)       3       (3)
Payments for deferred financing costs................................       (13)      (3)      (6)
Other................................................................         6        4       --
Changes in working capital...........................................        (7)     (17)      (9)
                                                                        -------    -----    -----
Net cash provided by operating activities............................       182      197      164

INVESTING ACTIVITIES:
Property additions...................................................      (506)    (171)     (10)
Acquisitions, net of cash acquired...................................      (148)    (121)      --
Sale of short-term investments.......................................       103      254      132
Purchase of short-term investments...................................       (66)    (218)    (204)
Affiliate advances and investments...................................      (430)     (10)      --
Project development costs............................................       (16)     (22)     (17)
Debt service reserves and other assets...............................       (72)     (55)     (21)
                                                                        -------    -----    -----
Net cash used in investing activities................................    (1,135)    (343)    (120)

FINANCING ACTIVITIES:
Net borrowings under the revolver....................................       163       50       --
Issuance of project financing debt and other notes payable...........       802      133       --
Repayments of project financing debt.................................       (75)     (63)     (72)
Other liabilities....................................................        (3)       8       --
Contributions by minority interests..................................        10        7      152
Sale (repurchase) of common stock....................................         2       (5)      --
                                                                        -------    -----    -----
Net cash provided by financing activities............................       899      130       80

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS.....................       (54)     (16)     124

CASH AND CASH EQUIVALENTS, BEGINNING.................................       239      255      131
                                                                        -------    -----    -----
CASH AND CASH EQUIVALENTS, ENDING....................................   $   185    $ 239    $ 255
                                                                         ======    =====    =====
SUPPLEMENTAL DISCLOSURES:
Cash payments for interest...........................................   $   134    $ 120    $ 127
Cash payments for income taxes.......................................        32        6        3

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The AES Corporation and its subsidiaries and affiliates (collectively "AES" or the "Company") is a global power company primarily engaged in developing, owning and operating electric power generating facilities.

PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements of the Company include the accounts of AES, its subsidiaries and controlled affiliates. Investments in 50% or less owned affiliates over which the Company has the ability to exercise significant influence, but not control, are accounted for using the equity method. The accounts of AES China Generating Co. Ltd. ("AES Chigen"), a controlled affiliate, are consolidated based on its fiscal year ended November 30. Intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS -- The Company considers cash on hand, deposits in banks, certificates of deposit and short-term marketable securities with an original maturity of three months or less as cash and cash equivalents.

INVESTMENTS -- Securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost. Other investments that the Company does not intend to hold to maturity are classified as available-for-sale, and any unrealized gains or losses are recorded as a separate component of stockholders' equity. Interest and dividends on investments are reported in interest income. Short-term investments consist of investments with original maturities in excess of three months but less than one year. Debt service reserves and other deposits, which might otherwise be considered cash and cash equivalents are treated as noncurrent assets (see Note 3).

INVENTORY -- Inventory, valued at the lower of cost or market (first in, first out method), consists of coal, raw materials, spare parts, and supplies. Inventory consists of the following (in millions):

                                                                          ------------
                                                                          DECEMBER 31
                                                                          1996    1995
                                                                          ----    ----
        Coal and other raw materials...................................   $57     $24
        Spare parts, materials and supplies............................    24      12
                                                                          ---     ---
        Total..........................................................   $81     $36
                                                                          ===     ===

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated at cost including the cost of improvements. Depreciation, after consideration of salvage value, is computed using the straight-line method over the estimated composite lives of the assets, which range from 3 to 40 years. Maintenance and repairs are charged to expense as incurred. Emergency and rotable spare parts inventories are included in electric and steam generating facilities and are depreciated over the useful life of the related components.

INTANGIBLE ASSETS -- Goodwill and other intangible assets are amortized on a straight-line basis over their estimated periods of benefit or their estimated lives, which range from 30 to 40 years. Intangible assets at December 31, 1996 and 1995 are shown net of accumulated amortization of $3 million and $1 million, respectively. The Company will review its goodwill and intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

CONSTRUCTION IN PROGRESS -- Construction progress payments, engineering costs, insurance costs, wages, interest and other costs relating to construction in progress are capitalized. Construction in progress balances are transferred to electric and steam generating facilities when the assets are ready for their intended use. Interest capitalized during development and construction totaled $27 million, $8 million and $2 million in 1996, 1995 and 1994, respectively.

DEFERRED COSTS -- Financing costs are deferred and amortized using the straight-line method over the related financing period, which does not differ materially from the effective interest method of amortization. Deferred costs are shown net of accumulated amortization of $36 million and $31 million for 1996 and 1995, respectively.

PROJECT DEVELOPMENT COSTS -- The Company capitalizes the costs of developing new projects. These costs represent amounts incurred for professional services, salaries, permits, options, capitalized interest and other related direct costs. These costs are included in investments in affiliates, or property when financing is obtained, or expensed at the time the Company determines that a particular project will no longer be developed. The continued capitalization is subject to on-going risks related to successful completion, including those related to political, siting, financing, construction, permitting and contract compliance. Certain reimbursable costs related to one of the projects have been classified as other assets at December 31, 1996.

FOREIGN CURRENCY TRANSLATION -- Foreign subsidiaries and affiliates translate their assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process, and gains and losses on intercompany transactions which are long-term in nature, and which the Company does not intend to repatriate are shown in the cumulative foreign currency translation adjustment balance in the stockholders' equity section of the balance sheet. The revenue and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars at the average exchange rates that prevailed during the period.

REVENUE RECOGNITION AND CONCENTRATION -- Revenues from the sale of electricity and steam are recorded based upon output delivered and capacity provided at rates as specified under contract terms. Most of the Company's power plants rely primarily on one power sales contract with a single customer for the majority of its revenues. Five customers accounted for 20%, 16%, 16%, 11% and 10% of revenues in 1996, four customers accounted for 24%, 18%, 18% and 13% of revenues in 1995, and four customers accounted for 31%, 23%, 22% and 11% of revenues in 1994. The prolonged failure of any of these customers to fulfill its contractual obligations could have a substantial negative impact on AES's revenues and profits. However, the Company does not anticipate non-performance by the customers under these contracts.

INTEREST RATE SWAP AND CAP AGREEMENTS -- The Company enters into interest rate swap and cap agreements as a hedge against interest rate exposure on floating rate project financing debt. The transactions are accounted for as a hedge and interest is expensed or capitalized, as appropriate, using the effective interest rates. Any fees or payments are amortized as yield adjustments. These derivative financial instruments are classified as other than trading.

NET INCOME PER SHARE -- Net income per share is based on the weighted average number of common stock and common stock equivalents outstanding, after giving effect to stock splits and stock dividends. Common stock equivalents result from dilutive stock options, warrants and deferred compensation arrangements. The effect of such common stock equivalents on net income per share is computed using the treasury stock method. The shares used in computing net income per share were 77.3 million, 75.9 million, and 75.8 million for 1996, 1995 and 1994, respectively. Primary and fully diluted earnings per share are approximately the same.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates. Actual results could differ from those estimates.

RECLASSIFICATIONS -- Certain reclassifications have been made to prior period amounts to conform with the 1996 presentation.

2. ACQUISITIONS

In March 1996, the Company, through a subsidiary acquired a 98% interest in Hidrotermica San Juan, S.A., ("AES San Juan"), which is the owner and operator of a 78 megawatt power generation facility in the province of San Juan, Argentina. The facility, which sells electricity into the Argentine spot market, includes a 45 megawatt hydroelectric power plant and a 33 megawatt gas combustion plant. As a result of this acquisition, the Company acquired intangible assets of $17 million which are being amortized over the life of the hydroelectric concession of 30 years.

In May 1996, AES, through certain subsidiaries, acquired for approximately $393 million, common shares representing an 11.35% interest in Light Servicos de Electricidade S. A. ("Light"), a publicly-held Brazilian corporation that operates as the concessionaire of an approximately 3,800 megawatt integrated electric power generation, transmission and distribution system which serves Rio de Janeiro, Brazil. The AES subsidiary which owns an interest in Light is participating in a consortium established through a shareholders' agreement that owns a 50.44% controlling interest. As a result, the Company has the ability to exert significant influence over the operation of Light, and is recording its investment using the equity method.

In August 1996, the Company, through a subsidiary, acquired a controlling interest in three power plants totaling 1,281 megawatts and a coal mine through the purchase of an 81% share of Tiszai Eromu Rt. ("AES Tiszai") an electricity generation company in Hungary for $110 million, and in December 1996 acquired an additional 13% for $17 million.

Also, in August 1996, the Company acquired, through a subsidiary, a majority controlling interest in a 4,000 megawatt coal-fired facility in Kazakstan, ("AES Ekibastuz"), for approximately $3 million. The facility sells power to a government-owned utility under a 35 year power purchase agreement. Through December 31, 1996, approximately $35 million (excluding VAT) has been billed under the power sales contract for electricity delivered of which the purchaser has paid approximately $5 million. The Company has recorded a provision of $20 million to reduce the carrying value of the contract receivable at December 31, 1996 to $10 million. As of December 31, 1996, the net assets of the project were $24 million, a portion of which was represented by the contract receivable referred to above. There can be no assurance as to the ultimate collectibility of amounts owed to AES as of December 31, 1996 or additional amounts related to future deliveries of electricity under the power sales contract.

In January 1995, a subsidiary of the Company acquired the remaining outstanding debt of AES Deepwater, a 140 megawatt cogeneration plant in Pasadena, Texas, for $65 million from a syndicate of lenders. Prior to that date, the Company did not maintain or exercise control or significant influence over the utilization of the AES Deepwater facility, and accordingly, recorded its investment using the cost method. The acquisition resulted in the creation of goodwill of approximately $24 million which is being amortized over the remaining estimated life of the plant.

In June and July 1995, a subsidiary of the Company increased its ownership interest in Central Termica San Nicolas, S. A. ("AES San Nicolas"), a 650 megawatt power plant located in San Nicolas, Argentina from approximately 34% to approximately 69% by purchasing the interests of two former minority shareholders. The 1995 purchase price was $24 million. The net results attributable to the Company's non-owned portion of earnings from AES San Nicolas in 1995 is reflected as minority interest.

In addition, in December 1995, another subsidiary of the Company purchased Hidroelectrica Rio Juramento S.A. ("AES Rio Juramento") a 112 megawatt hydroelectric system in the province of Salta, Argentina for $43 million. As a result of this acquisition, the Company acquired intangible assets of $14 million which are being amortized over the life of the hydroelectric concession of 30 years.

These acquisitions were accounted for as purchases. The purchase price allocations for Light, AES Tiszai and AES Ekibastuz have been completed on a preliminary basis, subject to adjustments resulting from new or additional facts that may come to light when the engineering, environmental, and legal analyses are completed during the allocation period. The accompanying financial statements include the operating results of AES Tiszai from August 1, 1996, the operating results of AES Ekibastuz from August 10, 1996, equity earnings from Light from June 10, 1996, and the operating results of AES Deepwater from January 20, 1995, the operating results of AES San Nicolas from January 1, 1995 and the operating results of AES Rio Juramento from December 1, 1995. The following table presents supplemental unaudited proforma operating results as if all of the acquisitions had occurred at the beginning of 1995 (in millions, except per share amounts):

                                                                     ------------------
                                                                       FOR THE YEARS
                                                                           ENDED
                                                                        DECEMBER 31
                                                                      1996        1995
                                                                     ------       -----
        Revenues..................................................   $1,013       $ 892
        Net income................................................      100          91
        Earnings per share........................................   $ 1.29       $1.20

The proforma results are based upon assumptions and estimates which the Company believes are reasonable. The proforma results do not purport to be indicative of the results that actually would have been obtained had the acquisitions occurred on January 1, 1995, nor are they intended to be a projection of future results.

3. INVESTMENTS

At December 31, 1996 and 1995, the Company's investments were classified as either held-to-maturity or available-for-sale. The amortized cost and estimated fair value of the investments at December 31, 1996 and 1995 classified as held-to-maturity and available-for-sale were approximately the same.

The short-term investments and debt service reserves and other deposits were invested as follows (in millions):

                                                                                  ------------
                                                                                  DECEMBER 31
                                                                                  1996    1995
                                                                                  ----    ----
Restricted cash and cash equivalents...........................................   $104    $144
Held-to-maturity
US treasury and government agency securities...................................      1      33
Foreign certificates of deposit................................................     --       3
Commercial paper...............................................................     39       3
Floating rate notes............................................................     --       6
                                                                                  ----    ----
Subtotal.......................................................................     40      45
Available-for-sale
US treasury and government agency securities...................................     43      30
Certificates of deposit........................................................      3       4
Commercial paper...............................................................      5      --
Foreign certificates of deposit................................................     --       3
                                                                                  ----    ----
Subtotal.......................................................................     51      37
                                                                                  ----    ----
Total..........................................................................   $195    $226
                                                                                  ====    ====

Short-term investments classified as held-to-maturity and available-for-sale were $9 and $11 million, respectively, at December 31, 1996 and $44 million and $14 million, respectively at December 31, 1995.

4. INVESTMENTS IN AND ADVANCES TO AFFILIATES

The following table presents summarized financial information (in millions) for equity method affiliates on a combined 100% basis. Amounts presented include the accounts of NIGEN, Ltd. (47% owned UK affiliate), Medway Power Ltd. (25% owned UK affiliate), Light (11.35% owned Brazilian affiliate) and AES Chigen's affiliates at December 31, 1996, and for the year then ended, the accounts of NIGEN, Ltd. and Medway Power Ltd. at

December 31, 1995 and 1994 and for the years then ended, and the accounts of San Nicolas (34% owned Argentine affiliate) at December 31, 1994 and for the year then ended.

                                                                        ------------------------
                                                                         1996     1995     1994
                                                                        ------    ----    ------
Sales................................................................   $1,960    $276    $  335
Operating income.....................................................      498      86        75
Net income...........................................................      383      49        33
Current assets.......................................................      891     171       156
Noncurrent assets....................................................    4,928     949     1,030
Current liabilities..................................................      868      70       133
Noncurrent liabilities...............................................    2,111     973       945
Stockholders' equity.................................................    2,840      77       108

In 1994, NIGEN, Ltd. refinanced its outstanding project financing loan through a public debenture offering. The extinguishment of such debt resulted in an extraordinary loss of $7 million. The Company's share, $2 million, net of taxes, is included in the accompanying financial statements as an extraordinary loss.

The Company's share of undistributed earnings of affiliates included in consolidated retained earnings was $33 million and $13 million at December 31, 1996 and 1995, respectively. The Company charged and recognized management fees and interest on advances to its affiliates which aggregated $9 million, $8 million and $18 million for each of the years ended December 31, 1996, 1995 and 1994, respectively.

5. DEBT

PROJECT FINANCING DEBT -- Project financing debt at December 31, 1996 and 1995 consisted of the following (in millions):

                                                             -----------------------------------------
                                                           INTEREST RATE     FINAL
                                                            @ 12/31/96      MATURITY     1996      1995
                                                           -------------    --------    ------    ------
Senior Debt -- floating
AES Beaver Valley.......................................        7.4%          1998      $   21    $   33
AES Thames..............................................        6.8%          2004         163       181
AES Shady Point.........................................        7.4%          2004         306       320
AES Barbers Point.......................................        6.5%          2007         325       340
AES Lal Pir.............................................        5.0%          2008         135        28
AES Pak Gen.............................................        5.1%          2010          90        --
AES Coral Reef..........................................       10.1%          2003         168        --
AES Warrior Run.........................................        6.7%          2014          37        22
Other...................................................       10.4%          2001           8        --
Senior Debt -- fixed
AES Placerita -- capital lease..........................        8.1%          2009         105       111
AES Warrior Run -- tax exempt bonds.....................        7.4%          2019          74        74
AES Pak Gen.............................................        4.3%          2007          85        --
AES San Nicolas.........................................       10.4%          2000          80        --
Subordinated Debt.......................................       13.6%          2010          71        73
                                                                                        ------    ------
Subtotal................................................                                 1,668     1,182
Less current maturities.................................                                  (110)      (84)
                                                                                        ------    ------
Total...................................................                                $1,558    $1,098
                                                                                        ======    ======

Project financing debt borrowings are primarily collateralized by the capital stock of the project subsidiary, the physical assets of such facility and all project agreements associated with such facility.

In 1994, the Company purchased and retired subordinated project financing debt and accrued interest at AES Placerita, resulting in an extraordinary gain of $4 million, net of taxes.

The Company has interest rate swap agreements in an aggregate notional principal amount of $550 million at December 31, 1996. The swap agreements effectively change the interest rate on the portion of the debt covered by the notional amounts, to a weighted average fixed rate ranging from approximately 9.5% to 10.5%. The agreements expire at various dates from 1997 through 2007. In the event of nonperformance by the counterparties, the subsidiaries may be exposed to increased interest rates, however, the Company does not anticipate nonperformance by the counterparties, which are multinational financial institutions. At December 31, 1996, subsidiaries of the Company have interest rate cap agreements at a ceiling of approximately 12.5% with remaining terms ranging from three to six years in an aggregate notional amount of $280 million.

AES Shady Point and AES Barbers Point have issued commercial paper supported by irrevocable letters of credit issued by multinational financial institutions. In the event of nonperformance or credit deterioration of these institutions, the Company may be exposed to the risk of higher effective interest rates. The Company does not believe that such nonperformance or credit deterioration is likely.

OTHER NOTES PAYABLE -- Other notes payable at December 31, 1996 and 1995 consisted of the following (in millions):

                                                               --------------------------------------
                                                              INTEREST RATE       FINAL
                                                               @ 12/31/96      MATURITY    1996    1995
                                                              -------------    --------    ----    ----
Corporate revolving bank loan*.............................        7.40%         1998      $213    $ 50
Senior subordinated notes..................................        9.75%         2000        75      75
Convertible subordinated debentures........................        6.50%         2002        --      50
Senior subordinated notes..................................       10.25%         2006       250      --
                                                                                           ----    ----
Subtotal...................................................                                 538     175
Less current maturities....................................                                 (88)    (50)
                                                                                           ----    ----
Total......................................................                                $450    $125
                                                                                           ====    ====

---------------
* floating rate loan

Under the terms of the $425 million corporate revolving bank loan and letter of credit facility ("Revolver"), the Company must reduce its direct borrowings to $125 million for 30 consecutive days annually to obtain additional loans. Commitment fees on the unused portion at December 31, 1996 are .375% per annum, and as of that date $89 million was available. The Company's 9 3/4% senior subordinated notes due 2000 ("9 3/4% Notes") and 10 1/4% senior subordinated notes due 2006 ("10 1/4% Notes") are general unsecured obligations of the Company. The 9 3/4% Notes are redeemable at the Company's option, in whole or in part, beginning June 1997 at redemption prices in excess of par and are redeemable at par beginning June 1999. The 10 1/4% Notes are redeemable at the Company's option, in whole or in part, beginning July 2001 at redemption prices in excess of par and are redeemable at par beginning July 2003. The Company's convertible subordinated debentures ("Debentures") were converted into common stock of the Company at the rate of $26.16 per common share on August 30, 1996.

FUTURE MATURITIES OF DEBT -- Scheduled maturities of total long-term debt at December 31, 1996 are (in millions):

                -------------------------------------------------------------
                1997................................................   $  198
                1998................................................      132
                1999................................................      303
                2000................................................      269
                2001................................................      202
                Thereafter..........................................    1,102
                                                                       ------
                Total...............................................   $2,206
                                                                       ======

COVENANTS -- The terms of the Company's Revolver, 9 3/4% Notes, 10 1/4% Notes, and project financing debt agreements contain certain covenants and provisions. The covenants provide for, among other items, maintenance of certain reserves, and require that minimum levels of working capital, net worth and certain financial ratio tests are met. The most restrictive of these covenants include limitations on incurring additional debt and on the payment of dividends to shareholders.

The project financing debt limitations of AES's subsidiaries permit the payment of dividends to the parent company out of current cash flow for quarterly, semi-annual or annual periods only at the end of such periods and only after payment of principal and interest on project loans due at the end of such periods. As of December 31, 1996, approximately $63 million was available under project loan documents for distribution by U.S. subsidiaries.

AES CHIGEN NOTES -- Subsequent to its fiscal year end, AES Chigen issued $180 million of 10 1/8% Notes due 2006.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 1996, the Company and its consolidated subsidiaries are obligated under long-term non-cancelable operating leases, primarily for office rental and site leases. Rental expense for operating leases was $4 million, $3 million and $2 million in the years ended 1996, 1995 and 1994, respectively. The future minimum lease commitments under these leases are $6 million each year for 1997 and 1998, $5 million for 1999, $2 million each year for 2000 and 2001, and $56 million for the years thereafter.

Operating subsidiaries of the Company enter into various long-term contracts for
the  purchase  of  fuel  subject  to   termination   only  in  certain   limited
circumstances. These contracts have remaining terms of 3 to 11 years.

GUARANTEES -- In connection with certain of its project financing, acquisition, disposition, and power purchase agreements, AES has expressly undertaken limited obligations and commitments most of which will only be effective or will be terminated upon the occurrence of future events. These obligations and commitments, excluding letter of credit obligations discussed below, were limited as of December 31, 1996, by the terms of the agreements, to an aggregate of approximately $176 million. The Company is also obligated under other commitments which are limited to amounts, or percentages of amounts, received by AES as distributions from its project subsidiaries. These amounts aggregated $33 million as of December 31, 1996.

LETTERS OF CREDIT -- At December 31, 1996 and 1995, the Company had $123 million and $56 million, respectively, of letters of credit outstanding under its credit facility which operate to guarantee performance relating to certain project development activities and subsidiary operations. The Company pays a letter of credit fee of 1.75% on the outstanding amounts.

LITIGATION -- On February 25, 1993, an action was filed, jointly and severally, in the 10th Judicial District Court, Galveston County, Texas against the Company, over 25 other corporations (including major oil refineries and chemical companies) and utilities, a utility district, four Texas cities, McGinnes Industrial Maintenance Corpora-tion, Roland McGinnes and Lawrence McGinnes, claiming personal injuries, property, and punitive damages of $20 billion, arising from alleged releases of hazardous and toxic substances to air, soil and water at the McGinnes waste disposal site located in Galveston County. This matter was consolidated with two other related cases in December 1993. The complaint sets forth numerous causes of action, including fraud, negligence and strict liability, including, among other things, allegations that the defendants sent hazardous, toxic and noxious chemicals and other waste products to the McGinnes site for disposal. In March 1995, the Company entered into a settlement agreement with certain plaintiffs, pursuant to which the Company paid seven thousand dollars in return for withdrawal of their claims against the Company. Based on the Company's investigation of the case to date, the Company believes it has meritorious defenses to each and every cause of action stated in the complaint and this action is being vigorously defended. The Company believes that the outcome of this matter will not have a material adverse effect on its results of operations or financial position.

On December 17, 1996, AES was named defendant in a complaint filed in the Court of Chancery in Delaware. The suit was brought by the holder of 750 shares of AES Chigen Class A Common Stock individually and on behalf of a purported class of public shareholders of AES Chigen in response to an amalgamation to be entered into between AES Chigen and AES. The complaint alleges, among other things, that AES breached its alleged fiduciary duty as a controlling shareholder to treat the class with fairness, and questions the sufficiency of the consideration to be paid to AES Chigen shareholders. The complaint seeks damages and injunctive relief. AES Chigen was not named in the suit. Based on the Company's investigation of the case to date, the Company believes it has meritorious defenses to each and every cause of action stated in the complaint and this action is being vigorously defended. The Company believes that the outcome of this matter will not have a material adverse effect on its results of operations or financial position.

The Company is involved in certain other legal proceedings in the normal course of business. It is the opinion of the Company that none of the pending litigation is expected to have a material adverse effect on its results of operations or financial position.

7. STOCKHOLDERS' EQUITY

                                                                           --------------------
(In millions)                                                              1996    1995    1994
                                                                           ----    ----    ----
Common stock
  Balance at January 1 and December 31..................................   $  1    $  1    $  1
                                                                           ====    ====    ====
Additional paid-in capital
  Balance at January 1..................................................   $293    $240    $203
  Issuance of common stock under benefit plans and exercise of stock
     options ...........................................................      3       2       2
  Tax benefit associated with the exercise of options...................     15      --      --
  Issuance of common stock on conversion of 6.5% subordinated
     debentures, net ($26.16 per share).................................     49      --      --
  Common stock dividends (1994-3% per share)............................     --      --      47
  AES Chigen Class A redeemable common stock............................     --      51     (12)
                                                                           ----    ----    ----
Balance at December 31..................................................   $360    $293    $240
                                                                           ====    ====    ====
Retained earnings
  Balance at January 1..................................................   $271    $164    $111
  Net income for the year...............................................    125     107     100
  Common stock dividends (1994-3% per share)............................     --      --     (47)
                                                                           ----    ----    ----
Balance at December 31..................................................   $396    $271    $164
                                                                           ====    ====    ====
Cumulative foreign currency translation adjustment
  Balance at December 31................................................   $(33)   $(10)   $ (3)
                                                                           ====    ====    ====
Treasury stock
Balance at December 31..................................................   $ (3)   $ (6)   $ --
                                                                           ====    ====    ====

Stock Split and Stock Dividend -- On December 7, 1993, the Board of Directors authorized a three-for-two split, effected in the form of a stock dividend, payable to stockholders of record on January 15, 1994. Additionally, on February 17, 1994, the Company declared a 3% stock dividend, payable to stockholders of record on March 10, 1994. Accordingly, all outstanding share, per share and stock option data in all periods presented have been restated to reflect the split and the 3% stock dividend.

On July 30, 1996, the Company exercised its right to redeem the Debentures at a redemption price equal to approximately 104% of the principal amount of the debentures, together with accrued interest through the date of redemption. As a result, $49.7 million of the debentures were converted into 1.9 million shares of common stock of the Company at a conversion price of $26.16 per share.

Stock Options and Warrants -- The Company has granted options for shares of common stock under its stock option plans. Under the terms of the plans, the Company may issue options to purchase shares of the Company's common stock at a price equal to 100% of the market price at the date the option is granted. The options become eligible for exercise under various schedules. At December 31, 1996, there were approximately 2 million shares reserved for future grants under the plans. A summary of the option activity follows (in thousands of shares):

                                             -----------------------------------------------------------------
                                                                        DECEMBER 31
                                                    1996                   1995                   1994
                                             -------------------    -------------------    -------------------
                                                       WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                        AVERAGE                AVERAGE                AVERAGE
                                                       EXERCISE               EXERCISE               EXERCISE
                                             SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                             ------    ---------    ------    ---------    ------    ---------
Options outstanding -- beginning of
  year....................................   4,063      $ 14.56     3,540      $ 12.07     2,999      $  9.78
Exercised during the year.................    (480)       10.69      (355)       17.71      (187)        2.65
Forfeitures during the year...............    (216)       20.55       (57)       18.36       (12)       13.17
Granted during the year...................     643        38.78       935        20.04       740        18.91
                                             -----      -------     -----      -------     -----      -------
Outstanding -- end of year................   4,010        18.59     4,063        14.56     3,540        12.07
                                             =====      =======     =====      =======     =====      =======
Eligible for exercise -- end of year......   2,132        12.86     1,209         9.03     1,059         6.02
                                             =====      =======     =====      =======     =====      =======

The following table summarizes information about stock options outstanding at December 31, 1996 (in thousands of shares):

                                            -----------------------------------------------------------------
                                                     OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                            -------------------------------------    ------------------------
                                    WEIGHTED-
                                     AVERAGE
                                                           REMAINING    WEIGHTED-                   WEIGHTED-
                                                             LIFE        AVERAGE                     AVERAGE
                                               TOTAL          (IN       EXERCISE        TOTAL       EXERCISE
        RANGE OF EXERCISE PRICES            OUTSTANDING     YEARS)        PRICE      EXERCISABLE      PRICE
-----------------------------------------   -----------    ---------    ---------    -----------    ---------
$1.55 to $6.47...........................      1,013           3.3       $  5.14        1,011        $  5.14
$11.65 to $19.75.........................      1,261           6.9         17.54          492          17.44
$20.00 to $28.88.........................      1,248           8.3         20.97          593          20.79
$31.75 to $44.13.........................        488          10.0         43.14           36          36.31
                                               -----                                    -----
Total....................................      4,010                                    2,132
                                               =====                                    =====

The Company accounts for its stock-based compensation plans under APB No. 25, and as a result, no compensation expense has been recognized in connection with the options, as all options have been granted only to AES people, including
Directors, with an exercise price equal to the market price of the Company's common stock on the date of grant. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.5%, 5.5%, and 7.5% and expected volatility of 28%, 24%, and 22% for the years ended 1996, 1995 and 1994, respectively, a dividend payout rate of zero for each year and an expected option life of 7 years. Using these assumptions, the weighted average fair value of the stock options granted is $17.61 and $8.17 for 1996 and 1995, respectively. There were no adjustments made in calculating the fair value to account for vesting provisions or for non-transferability or risk of forfeiture.

Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share for the year ended December 31, 1996, 1995 and 1994 would have been reduced to the following pro forma amounts (in millions):

                                                              ----------------------
                                                                FOR THE YEARS ENDED
                                                                    DECEMBER 31
                                                              -----------------------
                                                              1996     1995     1994
                                                              -----    -----    -----
            Net Income:
              As Reported..................................   $ 125    $ 107    $ 100
              Pro forma....................................     121      106      100
            Net income per common share:
              As Reported..................................   $1.62    $1.41    $1.32
              Pro forma....................................    1.57     1.40     1.32

The use of such amounts and assumptions are not intended to forecast any possible future appreciation of the Company's stock price or change in dividend policy.

In addition to the options described above, the Company has outstanding warrants to purchase up to 0.7 million shares of its common stock at $29.43 per share through July 2000, which were issued as partial settlement of a shareholder class action suit and were expensed in 1995. Warrants exercised under this settlement were not significant at December 31, 1996.

AES China Generating Co. Ltd. -- During 1994, AES Chigen completed an initial public offering for the sale of 10.2 million shares of Class A redeemable common stock. Prior to the offering, AES contributed $50 million to AES Chigen for 7.5 million shares of Class B common stock. AES, as the sole Class B holder, is entitled to elect one-half of the board of directors of AES Chigen. As of December 22, 1995, AES Chigen had entered into binding commitments to invest in excess of $50 million in power projects in the People's Republic of China and the previously held right of Class A Shareholders to require AES Chigen to repurchase their shares has expired. As a result, the Company has allocated the net proceeds from the issuance of the Class A shares to additional paid-in capital and minority interest during 1995. In November 1996, the Company and AES Chigen signed a definitive agreement for the Company to acquire the approximately 8.2 million outstanding Class A shares of AES Chigen. The acquisition will be accomplished by amalgamating AES Chigen with a wholly owned subsidiary of the Company. Subject to approval of the holders of the Class A common stock, AES Chigen shareholders will receive shares of the Company common stock at an exchange rate of 0.29 shares of the Company's common stock for each share of AES Chigen common stock.

8. INCOME TAXES

Income Tax Provision -- The provision for income taxes attributable to continuing operations consists of the following (in millions):

                                                                --------------------
                                                                FOR THE YEARS ENDED
                                                                    DECEMBER 31
                                                                1996    1995    1994
                                                                ----    ----    ----
            Federal
              Current........................................   $19     $ 4     $ 2
              Deferred.......................................    27      47      35
            State
              Current........................................    12       5       4
              Deferred.......................................    (2)      1       3
            Foreign
              Current........................................     3      --      --
              Deferred.......................................     1      --      --
                                                                ---     ---     ---
            Total............................................   $60     $57     $44
                                                                ===     ===     ===

Effective and Statutory Rate Reconciliation -- A reconciliation of the U.S. statutory federal income tax rate to the Company's effective tax rate as a percentage of income before taxes (excluding earnings and taxes from affiliates accounted for on the equity method, and minority interests) is as follows:

                                                                            --------------------
                                                                            FOR THE YEARS ENDED
                                                                                DECEMBER 31
                                                                            1996    1995    1994
                                                                            ----    ----    ----
Statutory federal tax rate...............................................    35%     35%     35%
Change in valuation allowance............................................    (2)     (6)     (2)
State taxes, net of federal tax benefit..................................     6       6       5
Foreign taxes............................................................     2      --      --
Other -- net.............................................................    (1)      3      (4)
                                                                             --      --      --
Effective tax rate.......................................................    40%     38%     34%
                                                                             ==      ==      ==

Deferred Income Taxes -- Deferred income taxes relate principally to accelerated depreciation methods used for tax purposes and certain other expenses which are deducted for income tax purposes, but not for financial reporting purposes. Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered. Deferred tax assets and deferred tax liabilities are as follows (in millions):

                                                                          -----------------------
                                                                            FOR THE YEARS ENDED
                                                                                DECEMBER 31
                                                                          1996     1995     1994
                                                                          -----    -----    -----
Differences between book and tax basis of property and total deferred
  tax liability........................................................   $ 379    $ 379    $ 219
                                                                          -----    -----    -----
Operating loss carryforwards...........................................    (124)    (167)    (231)
Tax credit carryforwards...............................................     (97)     (71)     (68)
Other deductible temporary differences.................................     (13)      (1)     (15)
                                                                          -----    -----    -----
Total gross deferred tax asset.........................................    (234)    (239)    (314)
Less: valuation allowance..............................................      33        9      168
                                                                          -----    -----    -----
Total net deferred tax asset...........................................    (201)    (230)    (146)
                                                                          -----    -----    -----
Net deferred tax liability.............................................   $ 178    $ 149    $  73
                                                                          =====    =====    =====

As of December 31, 1996, the Company had federal net operating loss carryforwards for tax purposes of approximately $295 million expiring from 2001 through 2010, federal investment tax credit carryforwards for tax purposes of approximately $54 million expiring in years 2001 through 2006, foreign tax credit carryforwards of $3 million expiring in 2001 and federal alternative minimum tax credits of approximately $30 million which carryforward without expiration.

The valuation allowance increased during the current year by approximately $24 million to $33 million at December 31, 1996. This increase resulted primarily from the acquisition of foreign entities with certain pre-existing deferred tax assets, the ultimate realization of which cannot be determined on a more likely than not basis. The valuation allowance for these pre-existing deferred tax assets was recorded as acquisition adjustments and had no effect on the current year income tax expense. The $33 million valuation allowance at December 31, 1996 relates primarily to state and foreign tax credits, state operating losses, and deferred tax assets, the ultimate realization of which is uncertain. The Company believes that it is more likely than not that the remaining deferred tax assets will be realized.

The valuation allowance decreased during 1995 by approximately $159 million to $9 million. The primary reason for this decrease was the Company's purchase of the outstanding debt of AES Deepwater on January 20, 1995, which had the effect of reducing certain of the Company's deferred tax assets. The $9 million valuation allowance at December 31, 1995 related primarily to state tax credits and foreign operating losses, the ultimate realization of which is uncertain. The Company believes that it is more likely than not that the remaining deferred tax assets will be realized.

Undistributed earnings of certain foreign affiliates aggregated $85 million on December 31, 1996. The Company considers these earnings to be indefinitely reinvested outside of the U.S. and, accordingly, no U.S. deferred taxes have been recorded with respect to the earnings. Should the earnings be remitted as dividends, the Company may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practicable to estimate the amount of any additional taxes which may be payable on the undistributed earnings.

9. PROFIT SHARING AND DEFERRED COMPENSATION PLANS

Profit Sharing and Stock Ownership Plan -- The Company has a profit sharing and stock ownership plan, qualified under section 401 of the Internal Revenue Code, which is available to all AES people. The profit sharing plan provides for Company matching contributions, other Company contributions at the discretion of the Compensation Committee of the Board of Directors, and discretionary tax deferred contributions from the participants. Participants are fully vested in their own contributions and the Company's matching contributions. Participants vest in other Company contributions over a five-year period. Company contributions to the plan were $4 million for each of the years ended 1996, 1995 and 1994.

Deferred Compensation Plans -- The Company has a deferred compensation plan under which directors of the Company may elect to have a portion or all of their compensation deferred. The amounts allocated to each participant's deferred compensation account may be converted into common stock units. Upon termination or death of a participant, the Company is required to distribute, under various methods, cash or the number of shares of common stock accumulated within the participant's deferred compensation account. Distribution of stock is to be made from common stock held in treasury or from authorized but previously unissued shares. The plan terminates and full distribution is required to be made to all participants upon any changes of control of the Company (as defined).

In addition, the Company has an executive officers' deferred compensation plan. At the election of an executive officer, the Company will establish an unfunded, non-qualified compensation arrangement for each officer who chooses to terminate participation in the Company's profit sharing and employee stock ownership plan. The participant may elect to forego payment of any portion of his or her compensation and have an equal amount allocated to a contribution account. In addition, the Company will credit the participant's account with an amount equal to the Company's contributions (both matching and profit sharing) that would have been made on such officer's behalf if he or she had been a participant in the profit sharing plan. The participant may elect to have all or a portion of the Company's contribution converted into stock units. Dividends paid on common stock are allocated to the participant's account in the form of stock units. The participant's account balances are distributable upon termination of employment or death.

During 1995, the Company adopted a supplemental retirement plan covering certain AES people. The plan provides incremental profit sharing and matching contributions to participants that would have been paid to their accounts in the Company's profit sharing plan if it were not for limitations imposed by income tax regulations. All contributions to the plan are vested in the manner provided in the Company's profit sharing plan, and once vested are nonforfeitable. The participant's account balances are distributable upon termination of employment or death.

The Company is not obligated under any post-retirement benefit plans other than the profit sharing and deferred compensation plans described in this Note.

10. QUARTERLY DATA (UNAUDITED)

The following table summarizes the unaudited quarterly statements of operations (in millions, except per share amounts):

                                                                -----------------------------------
                                                                        QUARTERS ENDED 1996
                                                                MAR 31    JUN 30    SEP 30    DEC 31
                                                                ------    ------    ------    ------
Sales and services...........................................   $ 172     $ 174     $ 205     $ 284
Gross margin.................................................      74        76        85        98
Net income...................................................      29        28        32        36
Net income per share.........................................   $0.38     $0.37     $0.42     $0.46

                                                                -----------------------------------
                                                                        QUARTERS ENDED 1995
                                                                MAR 31    JUN 30    SEP 30    DEC 31
                                                                -----     -----     -----     -----
Sales and services...........................................   $ 169     $ 166     $ 173     $ 171
Gross margin.................................................      69        69        73        74
Net income...................................................      25        27        27        28
Net income per share.........................................   $0.33     $0.35     $0.36     $0.37

11. GEOGRAPHIC SEGMENTS

Information about the Company's operations in different geographic areas is as follows (in millions):

                                                                       --------------------------
                                                                          FOR THE YEARS ENDED
                                                                              DECEMBER 31
                                                                        1996      1995      1994
                                                                       ------    ------    ------
REVENUES
North America.......................................................   $  554    $  542    $  523
South America.......................................................      146       131         2
Asia................................................................       45         1        --
Europe..............................................................       90         5         8
                                                                       ------    ------    ------
Total...............................................................   $  835    $  679    $  533
                                                                       ======    ======    ======

                                                                       --------------------------
                                                                          FOR THE YEARS ENDED
                                                                              DECEMBER 31
                                                                        1996      1995      1994
                                                                       ------    ------    ------
OPERATING INCOME
North America.......................................................   $  258    $  251    $  245
South America.......................................................       21        14        --
Asia................................................................       (9)       (8)      (11)
Europe..............................................................        8        (4)        2
                                                                       ------    ------    ------
Total...............................................................   $  278    $  253    $  236
                                                                       ======    ======    ======
                                                                       --------------------------
                                                                          FOR THE YEARS ENDED
                                                                              DECEMBER 31
                                                                        1996      1995      1994
                                                                       ------    ------    ------
IDENTIFIABLE ASSETS
North America.......................................................   $1,831    $1,693    $1,569
South America.......................................................      683       230        46
Asia................................................................      744       328       221
Europe..............................................................      364        90        79
                                                                       ------    ------    ------
Total...............................................................   $3,622    $2,341    $1,915
                                                                       ======    ======    ======

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's assets and liabilities have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value of current financial assets, current liabilities, debt service reserves and other deposits, and other assets are assumed to be equal to their reported carrying amounts. The fair value of project financing debt is estimated differently based upon the type of loan. For variable rate loans, carrying value approximates fair value. For fixed rate loans, the fair value is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates at which similar borrowing arrangements would be made under current conditions, or by the estimated discount rate a prospective seller would pay to a credit-worthy third party to assume the obligations. The carrying value and fair value of the AES Placerita capital lease have been excluded from this disclosure. The fair value of swap agreements is the estimated net amount that the Company would pay to terminate the agreements at the balance sheet date. The estimated fair values of the Debentures, 9 3/4% Notes and 10 1/4% Notes are based on the quoted market prices at December 31, 1996 and 1995.

The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (in millions):

                                                               --------------------------------------
                                                                     1996                  1995
                                                              CARRYING     FAIR     CARRYING     FAIR
                                                               AMOUNT     VALUE      AMOUNT     VALUE
                                                              --------    ------    --------    ------
Project financing debt.....................................    $1,562     $1,562     $1,071     $1,078
Other notes payable........................................       538        560        175        180
Interest rate swaps........................................        --         68         --        137

The fair value estimates presented herein are based on pertinent information available as of December 31, 1996 and 1995. The Company is not aware of any factors that would significantly affect the estimated fair value amounts since that date.

13. SUBSEQUENT EVENT

In February 1997, AES agreed to acquire the international assets of Destec Energy, Inc. ("Destec") for a total of $407 million (including approximately $42 million of net monetized assets). The purchase will include five electric generating plants and a number of power projects in development. The plants to be acquired by AES (with ownership percentages in parenthesis) include a 110 MW gas-fired combined cycle plant in Kingston, Canada (50%); a 405 MW gas-fired combined cycle plant in Terneuzen, Netherlands (50%); a 140 MW gas-fired simple cycle plant in Cornwall, England (100%); a 235 MW oil-fired simple cycle plant in Santo Domingo, Dominican Republic (99%); and a 1600 MW coal-fired plant in Victoria, Australia (20%). The acquisition remains subject to certain governmental approvals.

                                  SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             THE AES CORPORATION
                                             -------------------------
                                                   (Registrant)

Date: March 12, 1997                         By /s/ BARRY J. SHARP
                                               -----------------------
                                                    Barry J. Sharp
                             Chief Financial Officer

                                                                     EXHIBIT 11

THE AES CORPORATION AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

(In millions, except per share amounts)


                                                        For Years ended December 31
--------------------------------------------------------------------------------------------------
                                                        1994            1995            1996
PRIMARY

Weighted Average Number of Shares of Common
   Stock Outstanding                                     74.6            74.9            75.7

Net Effect of Dilutive Stock Options and
   Warrants-Based on the Treasury Stock
   Method Using Average Market Price                      1.0             0.7             1.3

Stock Units Allocated to the Deferred
   Compensation Plans for Executives and
   Directors                                              0.2             0.3             0.3

--------------------------------------------------------------------------------------------------
   Weighted Average Shares Outstanding                   75.8            75.9            77.3
--------------------------------------------------------------------------------------------------
   Net Income                                            $100            $107            $125
--------------------------------------------------------------------------------------------------
   Per Share Amount                                     $1.32           $1.41           $1.62
--------------------------------------------------------------------------------------------------

FULLY DILUTED

Weighted Average Number of Shares of Common
   Stock Outstanding                                     74.6            74.9            75.7

Net effect of Dilutive Stock Options and
   Warrants - Based on the Treasury Stock
   Method Using Ending Market Price                       1.0             1.0             1.9

Stock Units Allocated to the Deferred
   Compensation Plans for Executives and
   Directors                                              0.2             0.3             0.3

Effect of Convertible Debt - Based on the If-
   Converted Method                                       1.9             1.9             1.3

--------------------------------------------------------------------------------------------------
   Weighted Average Shares Outstanding                   77.7            78.1            79.2
--------------------------------------------------------------------------------------------------

   Net Income                                            $100            $107            $125
   Additional Contribution to Net Income if
      Convertible Debt is Fully Converted                   2               2               1
--------------------------------------------------------------------------------------------------
   Adjusted Net Income                                   $102            $109            $126
--------------------------------------------------------------------------------------------------
   Per Share Amount                                     $1.31           $1.40           $1.59
--------------------------------------------------------------------------------------------------

NOTE: All net income per share and share data have been adjusted to reflect the three percent stock dividend declared February 17, 1994.

THE AES CORPORATION AND SUBSIDIARIES

--------------------------------------------------------------------------------

CALCULATIONS OF RATIO OF EARNINGS TO FIXED CHARGES                   EXHIBIT 12
(in thousand, unaudited)

--------------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------------------------------
                                                             1992            1993           1994          1995           1996
                                                             ----            ----           ----          ----           ----
AS DEFINED:
Income from continuing operations before
  income taxes                                            $  65.2         $  89.4        $ 141.8        $ 163.7        $ 185.3
Adjustment for undistributed income, net
  of distributions                                           (2.5)          (10.6)          (5.9)           3.2          (19.9)
Interest expense                                             97.1           125.0          121.8          121.9          137.7
Depreciation of previously capitalized interest               4.0             4.5            4.5            4.5            4.5
Net amortization of issuance costs                            2.8             2.6            3.5            4.6            5.8
                                                           ------         -------        -------        -------        -------
Earnings                                                  $ 166.6        $  210.9       $  265.7       $  297.9       $  313.4
                                                           ======         =======        =======        =======        =======

Interest expensed and capitalized amounts
  (including construction related fixed charges)          $ 118.2        $  127.0       $  123.9       $  131.9       $  164.7
Net amortization of issuance costs (including
     capitalized amounts)                                     3.1             2.5            3.5            4.6            5.8
                                                           ------         -------        -------        -------        -------
Fixed charges                                             $ 121.3        $  129.5       $  127.4       $  136.5       $  170.5
                                                           ======         =======        =======        =======        =======

Ratio of earnings to fixed charges                           1.37 x         1.63 x         2.08 x         2.18 x         1.84 x


                                                                    EXHIBIT 23



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-15487 of The AES Corporation (the "Company") on Form S-3 of our report on the consolidated financial statements of the Company as of December 31, 1996 and 1995 and for the three years in the period ended December 31, 1996, dated January 30, 1997, except for Note 13, as to which the date is February 18, 1997, appearing in this Current Report on Form 8-K of The AES Corporation dated March 12, 1997. We also consent to the reference to us under the heading "Experts" in the Prospectus and Prospectus Supplement which are a part of Registration Statement No. 333-15487.

DELOITTE & TOUCHE LLP

Washington, D.C.
March 12, 1997